Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

Bright Machines published the below press release on June 30, 2021.

United Equipment Accessories Selects Bright Machines to Deploy Intelligent Automation in the U.S.

Bright Machines gives manufacturers a competitive advantage

June 30, 2021 – San Francisco, CA – Today, Bright Machines, an industry leader in intelligent, software-defined manufacturing, and United Equipment Accessories (UEA), are announcing that UEA has selected Bright Machines to deploy an industrial automation platform at their production facility in Waverly, Iowa. With Bright Machines Microfactories, a combination of intelligent software and adaptive robotics, UEA will be best positioned to scale and build resilience into their operations.

UEA designs and manufactures highly engineered, custom motion products, including electrical slip rings, rotary unions, cable reels, and shift controls. Founded in 1952, they are an Iowa-based, family-run business whose products are used by equipment manufacturers in the U.S. and around the world for a wide variety of industries, including wind energy, agriculture, entertainment, and oil and gas.

“We’re thrilled to support manufacturers like UEA, who want to quickly scale up their operations by taking advantage of modern manufacturing solutions that provide higher ROI, lower cost, and more flexibility versus other alternatives,” said Amar Hanspal, CEO and co-founder of Bright Machines. “We know that their customers demand the highest –level of quality from UEA products, and we’re proud to be able to help them deliver on those expectations.”

“Partnering with Bright Machines is our first venture into automation, and we couldn’t be more pleased about the prospects their technology presents,” said Marty Meyer, Director of Operations at UEA. “We’ve been impacted by the decreased availability of skilled labor in the U.S., by using Bright Machines to automate high precision but repetitive component assembly tasks, our existing staff is now free to perform more advanced operations. Bright Machines is helping us increase our capacity, while simultaneously ensuring exceptional quality and consistent throughput – all of which is paramount for us to stay competitive in a global economy.”

UEA is deploying Bright Machines Microfactories in autumn of 2021.

About Bright Machines

Headquartered in San Francisco, Bright Machines is an industry-leading technology company that offers a revolutionary approach to intelligent, software-defined manufacturing. It leverages computer vision, machine learning, 3D simulation, and adaptive robotics to fundamentally change the flexibility, scalability, and economics of production. With more than 500 employees worldwide, they operate R&D centers in the U.S. and Israel, with additional field operations in the U.S., Mexico, China, and Poland.

The company recently entered into a definitive merger agreement with SCVX (NYSE: SCVX), a special purpose acquisition company, with the intent of becoming a publicly listed company in the second half of 2021.

Bright Machines is reimagining how products can be designed and produced to address the realities of today and the future ahead. Rethink everything you ever knew about manufacturing. Visit www.brightmachines.com.

About United Equipment Accessories

United Equipment Accessories (UEA), based in Waverly, Iowa, engineers and manufactures custom slip rings, hydraulic swivels, cable reels, and shift controls. UEA’s products are used by equipment manufacturers in a wide variety of industries across the U.S. and the world. Learn more at www.uea-inc.com.

Press inquiries: PR@brightmachines.com

Additional Information and Where to Find It

In connection with the proposed business combination, SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.

Bright Machines Announcement Social Media Posts

The following communications referencing the above press release were made available by Bright Machines on Twitter on June 30, 2021.

The following communications referencing the above press release were made available by Bright Machines on LinkedIn on June 30, 2021.

The following communications referencing the above press release were made available by Bright Machines on Facebook on June 30, 2021.

Strategic Cyber Ventures Announcement Social Media Posts

The following communications referencing the above press releases were made available by Strategic Cyber Ventures on Twitter on June 30, 2021.

The following communications referencing the above press release were made available by Strategic Cyber Ventures on LinkedIn on June 30, 2021.

Eclipse Ventures Announcement Social Media Posts

The following communications referencing the above press release were made available by Eclipse Ventures on Twitter on June 30, 2021.

The following communications referencing the above press release were made available by Eclipse Ventures on LinkedIn on June 30, 2021.

Eclipse Ventures
2,801 followers
52m •

+ Follow

An Iowa-based, family-run manufacturer of highly engineered components that go into everything from wind turbines to merry-go-rounds is addressing labor shortage and the need to scale operations through an industrial-autom ...see more

Bright Machines
11,714 followers
6h •

+ Follow

Bright Machines recently partnered with United Equipment Accessories (UEA) to increase capacity, quality and ensure consistent throughput on their new production line. https://hubs.li/H0RjKg30

All Recipes

Bright Machines and United Equipment Accessories

4

Bright Machines published the below press release on June 30, 2021.

Bright Machines Welcomes McMillin Automation Concepts as a Manufacturers’ Representative

SAN FRANCISCO, CA –– June 30, 2021 –– Today, Bright Machines, an industry leader in intelligent, software-defined manufacturing, announced a new partnership with McMillin Automation Concepts, a CNC equipment distributor specializing in sheet metal fabrication and structural steel fabrication. McMillin Automation Concepts will now offer Bright Machines Microfactories –– the integration of intelligent software with adaptive robotics to automate assembly and inspection tasks –– to their customers in Missouri and Iowa.

“Bright Machines Microfactories help our customers achieve predictable output, increased capacity, and improved overall equipment effectiveness,” said Steve Heinzen, Business Development Director, Bright Machines. “We’re excited to have McMillin Automation Concepts join our growing roster, extending the reach of manufacturers who can realize the benefits of smart automation in their factories.”

“With over 13 years in the CNC Equipment industry as well as an additional six years in the steel plate and tube industry, we strive to find the correct solution at the right price to increase our customers’ productivity as well as profitability. Bright Machines will be a great addition to our portfolio,” said Chris McMillin, President of McMillin Automation Concepts.

About Bright Machines

Headquartered in San Francisco, Bright Machines is an industry-leading technology company that offers a revolutionary approach to intelligent, software-defined manufacturing. It leverages computer vision, machine learning, 3D simulation, and adaptive robotics to fundamentally change the flexibility, scalability, and economics of production. With more than 500 employees worldwide, they operate R&D centers in the U.S. and Israel, with additional field operations in the U.S., Mexico, China, and Poland.

The company recently entered into a definitive merger agreement with SCVX (NYSE: SCVX), a special purpose acquisition company, with the intent of becoming a publicly listed company in the second half of 2021.

Bright Machines is reimagining how products can be designed and produced to address the realities of today and the future ahead. Rethink everything you ever knew about manufacturing. Visit www.brightmachines.com.

Contact:

For information about Bright Machines Manufacturers’ Representative program: steve.heinzen@brightmachines.com

For media inquiries: pr@brightmachines.com

Additional Information and Where to Find It

In connection with the proposed business combination, SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.

16